

19005820

E.B.

SEC Mail Processing

FEB 27 2019

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the SECURITIES EXCHANGE ACT OF 1934 AND RULE 17A-5 THEREUNDER

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SBERBANK CIB USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street, 46th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Levy (212) 300-9606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

AFFIRMATION

I, Michael Levy, affirm that, to the best of my knowledge and belief, the accompanying financial statements and unconsolidated supplemental schedules pertaining to Sberbank CIB USA, Inc. (the "Company"), for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



February 25th, 2019
Date

Michael Levy
Chief Financial Officer

WILLIAM P. HODGE
Notary Public, State of New York
No. 01HO6180918
Qualified in Queens County
Commission Expires 1/22/2020

Subscribed and sworn
to before me this 25th
day of February 2019



Notary Public

This report ** contains (check all applicable boxes):

(x)(a) Facing page.
(x)(b) Statement of Financial Condition.
( )(c) Statement of Operations (Loss).
( )(d) Statement of Cash Flows.
( )(e) Statement of Changes in Stockholder's Equity.
( )(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x) Notes to Financial Statements.
( )(g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )(h) Computation for Determination of the Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )(i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )(j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )(k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition with Respect to Methods of Consolidation.
(x)(l) An Affirmation.
( )(m) A Copy of the SIPC Supplemental Report (filed separately).
( )(n) An Exemption Report
( )(o) Report of Independent Registered Public Accounting Firm on Internal Accounting Control

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Sberbank CIB USA, Inc.
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	1,588,874
Receivables from broker-dealer and clearing organization		13,427,349
Property and equipment - net		503,521
Operating right of use asset		3,685,779
Due from affiliate		1,223,308
Prepaid and refundable income taxes		33,000
Prepaid expenses		199,344
Receivable for research revenue		187,215
Other assets		373,029
Total assets	$	21,221,419
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	1,419,531
Operating lease liability		3,673,288
Due to affiliates		100,337
Total liabilities		5,193,156
Commitments and contingencies (Note 11)		
Stockholder's equity		
Common stock, $1 par value; 3,000 share authorized, 1 share issued and outstanding		1
Additional paid-in capital		19,353,862
Accumulated deficit		(3,325,600)
Total Stockholder's equity		16,028,263
Total liabilities and stockholder's equity	$	21,221,419

The accompanying notes are in integral part of this financial statement.

1. Organization

Sberbank CIB USA, Inc. (the "Company") was organized on January 17, 1997, under the laws of the State of Delaware, and is based in New York City. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

The Company is a wholly-owned subsidiary of SIB Finansovyj Broker, which is an indirect subsidiary of OJSC "Sberbank", a foreign corporation domiciled in the Russian Federation.

The Company is primarily engaged in the Russian and Central Independent States financial markets and provides financial services to U.S. and foreign broker-dealers and customers, including affiliated foreign broker-dealers.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 The Company has adopted this ASU in January 2018 using a modified retrospective approach.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), and is applicable for all entities with annual periods beginning after December 31, 2018, with earlier application permitted. This ASU requires that, for leases longer than one year, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The Company has adopted this ASU at January 1, 2018, and has reflected an operating right-of-use asset and operating lease liability on its statement of financial condition at December 31, 2018 (Note 11).

Revenue Recognition

Commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date

because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Gains/losses from trading securities – Gains/losses from trading securities includes net trading gains and losses from the Company's trading activities in the over-the-counter common equity and fixed income securities markets, whereby the Company earns a mark-up for such activity. Realized gains and losses are included in gains/losses from trading securities and are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research – The Company provides research services to customers. Revenue for research arrangements is generally recognized at the point in time that the performance under the arrangement is completed (the delivery of the research or the time in which the customer has the intent to award the Company based on their internal methodologies.)

Support services – The Company provides support services to its affiliates consisting of providing value-added analysis in relation to US regulatory, market, and client trends, and other services such as arranging discussion with regards to distressed/special situation trades, providing news on monetary flows and global asset strategies, and engaging in regular dialogue with portfolio managers and execution desks. Revenue for support services is generally recognized at the point in time that the performance is completed, which is generally when all eligible costs are incurred, generally provide that the Company will be reimbursed for it agreed-upon costs plus a mark-up based on the total of such costs, as defined.

The Company's significant contractual assets consists of the following:

Year Ended	**2018**	**2017**
Due from affiliate	$ 1,223,308	$ -
Receivable for research revenue	187,215	89,355
Total contractual assets	$ 1,410,523	$ 89,355

The increases in contractual assets related to the receivable for research revenue were primarily due to normal timing differences between our performance and the customers' payments, as well as the onboarding of a new client in 2018. The increase in contractual assets related to the due from affiliate was related to the recognition of a new service level agreement with an affiliate in 2018.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standard Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by

the Company. As of December 31, 2018, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state, and local taxing authorities for years prior to December 31, 2015.

The Company uses the asset and liability method of accounting for income taxes pursuant to ASC 740, to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more-likely-than-not that the deferred tax asset will not be realized.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over the estimated useful lives of the assets, which are primarily five years. Amortization of leasehold improvements is computed over the shorter of the lease terms or the estimated useful lives of the improvements.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities primarily include accrued compensation and vendor payables.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency

The Company's functional currency is the U.S. dollar and its reporting currency is the U.S. dollar. However, the Company maintains several accounts in foreign currencies. Transaction gains and losses, resulting from executing certain transactions in foreign currencies, are included in the statement of operations for the year ended December 31, 2018.

3. Receivables from Broker-Dealer and Clearing Organization

Receivables from broker-dealer and clearing organization results from the Company's securities transactions. Receivables from broker-dealers and clearing organization are short-term in nature, and accordingly, their carrying amount approximates fair value.

4. Property and Equipment

Property and equipment - net consists of the following:

Furniture	$	145,366
Equipment		304,632
Software		11,588
Leasehold improvements		350,706
Total		812,292
Less - Accumulated depreciation and amortization		308,771
Property and equipment	$	503,521

5. Due from Affiliates/to Affiliates

The Company has entered into brokerage service agreements with its affiliates, whereby the Company will introduce to those affiliates potential counterparties as well as negotiate, if appropriate, potential trades for the purchase or sale of securities between the affiliates and such counterparties. The Company receives a commission and/or a mark-up for providing this service.

In addition, the Company has agreed to share operational expenses of certain affiliates' incidental to, or arising out of, the execution of the trades. At December 31, 2018, amounts payable under these agreements are recorded as due to affiliates in the statement of financial condition.

Furthermore, the Company has entered into a service level agreement with an affiliate, whereby the Company provides value-added analysis in relation to US regulatory, market, and client trends, and other services such as arranging discussion with regards to distressed/special situation trades, providing news on monetary flows and global asset strategies, and engaging in regular dialogue with portfolio managers and execution desks. These services are more specifically set forth within the agreement and generally provide that the Company will be reimbursed for its agreed-upon costs plus a mark-up based on the total of such costs, as defined. At December 31, 2018, amounts receivable under this agreement are recorded as due from affiliates in the statement of financial condition.

6. Deferred Rent Payable

The Company recognizes rent expense ratably over the lease term for financial statement reporting purposes.

7. Employee Benefit Plans

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees and provides for participants to defer salary amounts up to statutory limitations. The Company is not required to make matching or employer profit sharing contributions. At December 31, 2018, amounts payable under the plan are recorded as accrued expenses and other liabilities.

8. Income Taxes

For income tax reporting purposes, the Company recognizes rent expense in different periods than it does for financial statement reporting purposes and utilizes different depreciation methods for income tax reporting purposes than it does for financial statement reporting purposes. Additionally, for income tax reporting purposes, accrued compensation not paid within the prescribed statutory time frame will be deducted in a subsequent period. Furthermore, for income tax reporting, the Company has tax loss carryforwards available to offset future taxable income. A net deferred tax asset has been established to account for these temporary differences.

At December 31, 2018, the Company has utilized a 100% valuation allowance to reduce the deferred tax asset to the amount that more likely will not be realized and primarily relates to the ability to utilize losses in various tax jurisdictions. The Company does not expect significant taxable income in future periods. The deferred tax asset is summarized as follows at December 31, 2018:

Deferred Tax Asset	Valuation Allowance	Deferred Tax Assets - net
$ 1,089,000	$ 1,089,000	$ -

At December 31, 2018, the Company has net operating loss carryforwards for federal, state, and local income tax purposes of $4,085,000, $2,761,000, and 2,754,000 respectively, available to offset future taxable income expiring at various dates through 2038. Furthermore, included in the federal amount is $2,588,000 of current year net operating losses which may be carried forward indefinitely.

9. Clearance Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and the receipt and distribution of interest and principal payments. The Company maintains a clearing deposit of $5,000,000 with the clearing broker. The deposit is recorded under receivables from broker-dealer and clearing organization.

10. Net Capital Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule (the "Rule") of the Securities and Exchange Commission ("SEC") and the CFTC's Regulation 1.17, which specify, among other things, minimum net capital requirements. The Company calculates net capital under the alternative method, which requires the Company to maintain $250,000 in minimum net capital. In addition, as an introducing broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by the CFTC) equivalent to or in excess of $45,000 or the minimum net amount required by the Rule, whichever is greater. At December 31, 2018, the Company had net capital of $13,482,108 which was $13,232,108 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

11. Commitments and Contingencies, Off-Balance-Sheet/Credit Risk, and Concentration of Credit Risk

Operating lease

In August 2017, the Company executed an amendment to its existing non-cancelable operating lease for its office premises, extending its lease expiration date through June 30, 2028. As mentioned in Note 2, the Company has recognized an operating right of use asset and corresponding operating lease liability. The lease commitment is collateralized by a $369,384 security deposit which is recorded within other assets on the statement of financial condition. Supplemental balance sheet information related to the operating lease is as follows:

December 31,		2018
Operating right of use asset	$	3,685,779
Operating lease liability	$	3,673,288
Weighted Average Remaining Lease Term		
Operating leases		10 years
Weighted Average Discount Rate		
Operating leases		5.50%

Maturities of lease liabilities are as follows:

Year Ended December 31,		
2019		492,513
2020		492,513
2021		492,513
2022		492,513
2023		510,531
Thereafter		2,238,329
Total	$	4,718,912

Off-balance-sheet and concentration risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company, as a part of its normal trading activities, may assume short positions in its inventories. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. At December 31, 2018, the Company had no open short positions.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2018, $1,389,054 was in excess of FDIC insured limits.

Approximately 59% of the Company's commission income, gains/losses from trading securities, and support services revenue is derived from activity with foreign affiliated entities for which trades are concentrated in the Russian capital markets.

Legal

In the normal course of business, the Company, from time to time, is named as a party or nonparty in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. The Company recognizes a liability for a contingency in other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual.



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Sberbank CIB USA, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sberbank CIB USA, Inc., (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2000.

Woodbury, New York
February 25, 2019